UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38397

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On August 31, 2021, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not result in the immediate delisting of the Registrant’s common shares, and the shares will continue to trade uninterrupted under the symbol “TANH.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Registrant has a compliance period of 180 calendar days, or until February 28, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Registrant's common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Registrant a written confirmation of compliance and the matter will be closed.

In the event the Registrant does not regain compliance by February 28, 2022, the Registrant may be eligible for an additional 180 calendar day grace period. To qualify, the Registrant will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Registrant chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

On September 1, 2021, the Registrant issued a press release entitled “Tantech Receives NASDAQ Notification Regarding Minimum Bid Requirements.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated September 1, 2021, entitled “Tantech Receives NASDAQ Notification Regarding Minimum Bid Requirements.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: September 1, 2021	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer